Plastec Technologies, Ltd.

plastec technologies Reports UNAUDITED FINANCIAL RESULTS

FOR the TWO- AND NINE-month TRANSITION PERIODs ended september 30, 2012

Financial Highlights For the Two Months Ended September 30, 2012

  Sales of $31.3 million; an increase of 1.3%
  Gross margin of 17.7% compared to 11.0%
  EBITDA of $7.0 million;
  Net income of $3.2 million, or $0.22 per diluted share

Hong Kong – November 13, 2012 – Plastec Technologies, Ltd. - (OTCBB: PLTYF (ordinary shares), PLTWF (warrants), PLTEF (units)) (“Plastec” or the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China, announced today unaudited financial results for the two months and year-to-date ended September 30, 2012.

As previously disclosed in the Company’s Form 6-K filing with the SEC on September 11, 2012, Plastec’s Board of Directors approved a change in the Company’s fiscal year to a calendar period ending December 31st from a fiscal year ending on April 30th. The change in fiscal year end was made so that the Company’s fiscal year end would coincide with all the Company’s operating subsidiaries in the People’s Republic of China. The Company will file a transition report on Form 20-F within four months after December 31, 2012 to cover the transition period from May 1, 2012 to December 31, 2012 in order to reflect this change.

See attached tables at the end of this release in Hong Kong Dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8 (see table below for reference).

($ in millions, except per share data)	2 months ended 9/30/2012	2 months ended 9/30/2011	9 months ended 9/30/2012	9 months ended 9/30/2011
Sales	$31.3	$30.9	$126.0	$132.5
Cost of Revenues	$25.8	$27.5	$110.2	$113.3
Gross Profit	$5.5	$3.4	$15.8	$19.2
Gross Profit Ratio	17.7%	11.0%	12.5%	14.5%
Income from Operations	$3.4	$1.5	$7.6	$11.1
Net Income	$3.2	$1.1	$6.6	$8.0
Diluted EPS	$0.22	$0.07	$0.46	$0.60
Adjusted EBITDA*	$7.0	$4.8	$22.4	$25.7

* Reconciliation table at end of release

Management Comments

Mr. Kin Sun Sze-To, Chairman of Plastec, stated, “We are pleased to report improved margins and profitable results during the period, despite relatively flat sales. We remain conservative in our short-term view of the market and have focused our attention on streamlining our costs and improving our operating performance. We achieved a better margin in these two months largely due to more value added services rendered in our products. Throughout the difficult conditions of the past 18 months, we have focused on continuing to remain profitable and cost-effectively growing our business. We increased our capacity through the expansion of our largest facility in Shenzhen, and have begun preparations to establish production lines in Thailand. We have carefully selected the locations of production facilities in order to facilitate timely delivery of our products to customers, and our expansion into Thailand is an extension of this philosophy.”

Plastec Technologies, Ltd.

November 13, 2012

Financial Review for the Two Months Ended September 30, 2012

•	The Company’s total sales for the two months ended September 30, 2012 increased 1.3% to $31.3 million from $30.9 million in the prior-year period.
•	The Company’s gross profit margin for the two months ended September 30, 2012 was 17.7%, compared to 11.0% in the prior-year period. The increase in margin for the period was largely the result of a more favorable product mix, which included higher margin secondary-process finishing services.
•	EBITDA for the two months ended September 30, 2012 was $7.0 million, compared to $4.8 million in the prior-year period.
•	Net income for the two months ended September 30, 2012 was $3.2 million, or $0.22 per share based on a weighted average number of diluted shares outstanding of approximately 14.3 million, compared to $1.1 million, or $0.07 per share based on approximately 16.7 million weighted average number of diluted shares in the prior-year period.

YTD Financial Review

•	The Company’s total sales for the nine months ended September 30, 2012 were $126.0 million, compared to $132.5 million in the prior-year period. The decrease is largely due to lower volume in the first half of calendar 2012.
•	The Company’s gross profit margin for the nine months ended September 30, 2012 was 12.5%, compared to 14.5% in the prior-year period.
•	EBITDA for the nine months ended September 30, 2012, was $22.4 million, compared to $25.7 million in the prior-year period.
•	Net income for the nine months ended September 30, 2012 was $6.6 million, or $0.46 per share based on a weighted average number of diluted shares outstanding of approximately 14.5 million, compared to $8.0 million, or $0.60 per share based on approximately 13.5 million weighted average number of diluted shares, in the prior-year period.

Balance Sheet Highlights

($ in millions)	9/30/2012	4/30/2012	% Change
Cash and Cash Equivalents	$28.5	$25.6	11.3%
Total Current Assets	89.7	81.0	10.7%
Total Assets	157.7	153.0	3.1%
Working Capital	30.0	21.1	42.2%
Total Long-term Debt	0	0	N/A
Stockholders’ Equity	96.1	91.3	5.3%

Plastec Technologies, Ltd.

November 13, 2012

Share Repurchase Update

In June 2012, the Company approved a six-month extension of its previously announced share repurchase plan, allowing Plastec to purchase up to $5 million of its ordinary shares in both open market and privately negotiated transactions at the discretion of the Company’s management and as market conditions allow. The Company also expanded the scope of the repurchase plan to include Plastec’s publicly-held warrants (under ticker “PLTWF”), with all other terms of the repurchase plan remaining unchanged. To date, the Company has repurchased 64,675 shares and 0 warrants under its repurchase plan.

About Plastec

Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries. With approximately 5,500 employees, Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

Eli D. Scher, Director

eli@plastec.com.hk

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Adam Prior, Vice President

(212) 836-9606

aprior@equityny.com

Katherine Yao, Account Executive

kyao@equityny.com

Plastec Technologies, Ltd.

November 13, 2012

PLASTEC TECHNOLOGIES, LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)
(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 2 months ended		For the 9 months ended
	September 30,		September 30,
	2012	2011	2012	2011
	HK$	HK$	HK$	HK$

Revenue	244,121	240,978	982,728	1,033,750
Cost of revenues	(201,002)	(214,354)	(859,452)	(883,694)
Gross profit	43,119	26,624	123,276	150,056

Operating expenses
Selling, general and administrative expenses	(15,721)	(14,873)	(65,676)	(64,487)
Other income	484	77	2,620	529
Gain/(loss) on disposal of property, plant and equipment	(1,262)	55	(1,203)	611
Total operating expenses, net	(16,499)	(14,741)	(64,259)	(63,347)

Income from operations	26,620	11,883	59,017	86,709

Interest income	45	59	145	163
Interest expense	(446)	(544)	(1,810)	(2,327)
Income before income tax expense	26,219	11,398	57,352	84,545

Income tax expense	(1,196)	(2,611)	(5,865)	(21,877)
Net income	25,023	8,787	51,487	62,668

Other comprehensive income
Foreign currency translation adjustment	(248)	-	(649)	7,138
Comprehensive income attributable to
Plastec Technologies, Ltd.	24,775	8,787	50,838	69,806

Weighted average number of ordinary shares	14,292,228	16,733,196	14,498,320	13,469,699
Weighted average number of diluted ordinary shares	14,292,228	16,733,196	14,498,320	13,469,699

Basic earnings per share attributable to
Plastec Technologies, Ltd.	HK$1.8	HK$0.5	HK$3.6	HK$4.7
Diluted earnings per share attributable to
Plastec Technologies, Ltd.	HK$1.8	HK$0.5	HK$3.6	HK$4.7

Plastec Technologies, Ltd.

November 13, 2012

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	As at	As at
	September 30,	April 30, 2012
	HK$	HK$
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	222,552	199,818
Trade receivables, less allowance for doubtful amounts of HK$nil and HK$nil as of September 30 & April 30, 2012 respectively	333,755	282,869
Inventories	122,130	128,387
Deposits, prepayment and other receivables	21,335	20,514
Total current assets	699,772	631,588

Property, plant and equipment	495,736	524,137
Prepaid lease payments	24,107	24,753
Other assets	9,987	12,813
Intangible assets	438	438
Total assets	1,230,040	1,193,729

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	121,806	156,866
Capital lease obligations	25	303
Trade payables	133,593	121,964
Other payables and accruals	135,076	115,109
Tax payable	75,369	72,936
Total current liabilities	465,869	467,178

Deferred tax liabilities	14,504	14,504
Total liabilities	480,373	481,682

Commitments and contingencies	-	-

Shareholders' equity
Preferred shares (US$0.001 par value; 1,000,000 share authorized, none issued and outstanding)	-	-
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized, 14,292,228 and 14,352,903 shares issued and outstanding as of September 30, 2012 and April 30, 2012, respectively)	111	112
Additional paid-in capital	75,128	77,967
Accumulated other comprehensive income	14,866	15,514
Retained earnings	659,562	618,454
Total Plastec Technologies, Ltd. Shareholders' equity	749,667	712,047

Total liabilities and shareholders' equity	1,230,040	1,193,729

Plastec Technologies, Ltd.

November 13, 2012

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 9 months ended
	September 30,
	2012	2011
	HK$	HK$

Operating activities
Net income after taxation	51,487	62,668
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	118,375	115,903
Net loss/(gain) on disposal of property, plant and equipment	1,203	(611)
Deferred tax charge	-	(652)
Change in operating assets and liabilities:
Trade receivables	(76,547)	1,084
Inventories	13,285	12,888
Deposits, prepayment and other receivables	(8,785)	1,064
Trade payables	9,657	(16,699)
Other payables and accruals	20,120	14,577
Tax payables	6,192	22,530

Net cash provided by operating activities	134,987	212,752

Investing activities
Purchase of property, plant and equipment	(69,066)	(123,646)
Proceeds from disposal of property, plant and equipment	12,491	2,615
Deposits for purchase of property, plant and equipment	(9,988)	(11,786)

Net cash used in investing activities	(66,563)	(132,817)

Financing activities
Repurchases of shares	(3,020)	-
Proceeds from bank borrowings	240,680	250,740
Repayment of bank borrowings	(268,695)	(305,957)
Repayment of capital lease obligations	(1,526)	(5,614)

Net cash used in financing activities	(32,561)	(60,831)

Effect of exchange rate changes on cash and cash equivalents	(400)	7,066

Net increase in cash and cash equivalents	35,863	19,104
Cash and cash equivalents, beginning of period	187,089	228,649
Cash and cash equivalents, end of period	222,552	254,819

Supplementary

Interest paid	1,665	2,165
Income tax paid	(327)	-

Plastec Technologies, Ltd.

November 13, 2012

PLASTEC TECHNOLOGIES, LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

A reconciliation of EBITDA to net income is provided below

	For the 2 months ended		For the 9 months ended
	September 30,		September 30,
	2012	2011	2012	2011
	HKD'000	HKD'000	HKD'000	HKD'000

Net Income*	25,801	8,655	50,070	61,528
Plus: Interest expenses	446	544	1,810	2,327
Minus: Interest Income	(45)	(59)	(145)	(163)
Plus: Income tax expense	1,196	2,611	5,865	21,877

Income from Operations	27,398	11,751	57,600	85,569

Plus: Depreciation and Amortization	26,872	25,705	117,212	114,740

Adjusted EBITDA	54,270	37,456	174,812	200,309

* excl. other incomes and gain/(loss) on disposals of property, plant & equipment

This press release includes financial information (EBITDA) not derived in accordance with generally accepted accounting principles or international financial reporting standards. Plastec believes that the presentation of such financial information provides more useful information to investors as it indicates more clearly Plastec’s future performance. EBITDA was derived by taking earnings before interest expense (net), taxes, depreciation and amortization as adjusted for certain one-time non-recurring items and exclusions.